BION ENVIRONMENTAL TECHNOLOGIES, INC.
                       7921 Southpark Plaza, Suite 200
                          Littleton, Colorado 80120
                              (303) 738-0845



                               April 10, 2001



U.S. Securities and Exchange Commission
450 5th Street, N.W.
Washington, D.C.  20549

          Re:  Bion Environmental Technologies, Inc.
               Form S-3 Registration Statement
               SEC File No. 333-49320

Ladies and Gentlemen:

     In accordance with our discussions with the Staff of the Securities and Exchange Commission, pursuant to Rule 477 under the Securities Act, Bion Environmental Technologies, Inc. (the "Registrant") hereby requests that its Registration Statement on Form S-3, SEC File No. 333-49320, be immediately withdrawn in order that the Registrant may file a new Registration Statement on Form S-3 relating to the same securities.

     Thank you for your immediate attention to this request.

                         Sincerely,

                         BION ENVIRONMENTAL TECHNOLOGIES, INC.



                         By: /s/ Jon Northrop
                              Jon Northrop, Executive Vice President